UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Announcement of Management Change

On May 25, 2023, Grab Holdings Limited (“Grab”) announced that its co-founder Tan Hooi Ling has informed its board of directors of her intention to step down from her operating roles at Grab, including her directorship, by the end of 2023. Tan will be transitioning into an advisory role with Grab moving forward. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab co-founder Tan Hooi Ling to step down from official Grab positions by year end

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Christopher Betts____
Date: May 25, 2023		Name: Christopher Betts
Title: General Counsel